UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sunterra Corporation
(Name of Issuer)

COMMON STOCK, par value $.01
(Title of Class of Securities)

828395103
(CUSIP Number)

David J. Allen, Esquire
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 29, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 86787D208 Page 2 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    5,152,439 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                5,152,439 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

5,152,439 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

25.7%

14. Type of Reporting Person (See instructions)

PN, BD

Schedule 13D

CUSIP No. 86787D208 Page 3 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       66,416
Shares
Beneficially  8 Shared Voting Power
Owned by        5,152,439
Each
Reporting     9 Sole Dispositive Power
Person          66,416
With
             10 Shared Dispositive Power
                5,152,439

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

5,218,855

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

26.1%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D

CUSIP No. 86787D208 Page 4 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Illinois Corporation


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        5,152,439 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                5,152,439 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

5,152,439

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

25.7%

14. Type of Reporting Person (See instructions)
CO

Page 5 of 8 Pages
Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value
$.01 per share (the "Common Stock") issued by Sunterra
Corporation, a Maryland corporation (the "Company"), whose principal executive offices are located at 1781 Park Center
Drive, Orlando, Florida 32835.

Item 2. Identity and Background

(a) The statement is filed by Grace Brothers, Ltd., an Illinois limited partnership ("Grace"), Bradford T.
Whitmore ("Whitmore") and Spurgeon Corporation
("Spurgeon") (the "Filers"). Whitmore and Spurgeon are the general partners of Grace.

(b) The business address of Grace and Whitmore is 1560
Sherman Avenue, Suite 900, Evanston, Illinois 60201.
The business address of Spurgeon is 290 South County Farm
Road, Third Floor, Wheaton, Illinois 60187.

(c) The principal business of Grace is to purchase, sell, invest, and trade in securities. Whitmore's principal occupation is that of being a general partner of Grace.
The principal business of Spurgeon is that of being a general partner of Grace. The names, business addresses, and present principal occupation or employment of each director and executive officer of Spurgeon are set forth in Exhibit A hereto.

(d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violation with respect to such laws.

(f) Grace is a Illinois limited partnership and Spurgeon is an Illinois corporation. Whitmore is a citizen of the United States.

Page 6 of 8 Pages

Item 3.  Source and Amount of Funds

The shares of Common Stock to which this Schedule 13D relates (the "Shares") were issued pursuant to the Company's 3rd Amended and Restated Joint Plan of
Reorganization under Chapter 11 of the Bankruptcy Code approved by the United States Bankruptcy Court for the District of Maryland (Baltimore)on June 20, 2002 (the
"Reorganization Plan"), pursuant to which the Filers' previous holdings of allowed pre-petition claims of the Company were exchanged for Common Stock. As a result of the Reorganization Plan, the Company will issue and have outstanding approximately 20,000,000 shares of Common
Stock.  Pursuant to the Plan, the Filers received
5,218,855 shares of Common Stock.

Item 4. Purpose of Transaction.

As described above, the Filers received the Shares as a result of the Reorganization Plan which became effective on July 30, 2002.

The Filers may, depending on market conditions and other factors they deem material, purchase additional shares of Common Stock or dispose of all or a portion of the Shares that they now own or any shares of Common Stock they may hereafter acquire.

Except as set forth herein, the Filers have no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of this Item 4.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, Grace beneficially owns
5,152,439 shares of Common Stock, representing approximately 25.7% of the outstanding shares of Common
Stock. As general partner of Grace, Spurgeon may be deemed the beneficial owner of 5,152,439 shares of Common Stock, or 25.7% of the outstanding shares of Common Stock, although they otherwise disclaim beneficial ownership. As general partner of Grace, Whitmore may be deemed the beneficial owner of 5,152,439 shares of Common Stock, and 66,416 shares of Common Stock as direct beneficial owner, or 26.1% of the outstanding shares of Common Stock.

Page 7 of 8 Pages

(b) Grace: shared voting power (with Whitmore and Spurgeon) 5,152,439 Shares

Whitmore:  shared voting power (with Grace and Spurgeon)
5,152,439 Shares
sole voting power 66,416

Spurgeon:  shared voting power (with Grace and Whitmore)
5,152,439 Shares

(c) The Shares were acquired pursuant to the Reorganization
Plan. Except as described herein, the Filers have not effected any transactions in the Common Stock during the past 60 days.

(d) No person other than the Filers is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the Shares.

(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or
Relationships with respect to Securities of the Issuer

As part of the Reorganization Plan, Grace was permitted to designate two nominees to the post-bankruptcy Board of Directors of the Company. Grace designated Whitmore and Charles Willes, and these individuals were elected to the Board of Directors effective July 29, 2002. There is no contract, arrangement, understanding or relationship between the Filers and the Company or any other stockholder regarding continued service by Whitmore or Mr. Willes on the Board of Directors. There is no contract, arrangement, understanding or relationship between the Filers and Mr.
Willes regarding his service on the Company's Board of Directors or the Filer's ownership of the Shares. The
Filers expressly disclaim any "group" status with Mr.
Willes.

The Company entered into a Registration Rights Agreement with Merrill Lynch and certain holders of new common stock, which provides that the Company shall file a shelf registration statement under the Securities Act of 1933, within 45 days of the filing of its Annual Report on Form
10-K for fiscal 2002, to register the resale of shares of new common stock by certain holders, including shares held by the Filers.

Except as described herein, there are no contracts, arrangements, understandings or other relationships with respect to any securities of the Company.

Item 7.  Items to be Filed as Exhibits

Exhibit A - Directors and Executive Officers of Spurgeon
Corporation

Exhibit B - Third Amended and Restated Joint Plan of
Reorganization, dated May 9, 2002, of Sunterra Corporation and its debtor affiliates under Chapter 11 of the Bankruptcy Code (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (date of event:
May 9, 2002))

Exhibit C - Registration Rights Agreement, dated as of July
29, 2002, by and among Sunterra Corporation, Merrill Lynch
Capital Mortgage Capital Inc. and certain initial holders
(incorporated by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K (date of event:
July 29, 2002).

















SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: August 8, 2002

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Page 8 of 8 Pages

Exhibit A
Director and Officers of Spurgeon Corporation

Judith M. Van Kampen
Box 770
101 Washington St.
Grand Haven, MI 49417-0070
Director of Spurgeon.  Trustee of Judith M. Van Kampen
Trust which is Manager of Van Kampen Asset Management
Company, LLC.

Karla M. Van Kampen-Pierre
Box 770
101 Washington St.
Grand Haven, MI 49417-0070
Director of Spurgeon.  Trustee of Judith M. Van Kampen
Trust which is Manager of Van Kampen Asset Management
Company, LLC.

David Wisen
Box 770
101 Washington St.
Grand Haven, MI 49417-0070
Director and President of Spurgeon.  President of Van
Kampen Asset Management Company, LLC.

David J. Allen
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Vice President and Secretary of Spurgeon.  Trustee of
Judith M. Van Kampen Trust which is Manager of Van
Kampen Asset Management Company, LLC.  Senior Vice
President and General counsel of Van Kampen Asset
Management Company, LLC.

Jerald A. Trannel
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Vice President and Treasurer of Spurgeon. Controller of Grace Brothers, Ltd. and Senior Vice President and
Treasurer of Van Kampen Asset Management Company, LLC.

J. Timothy Onufrock
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Assistant Secretary of Spurgeon.

All are United States Citizens.

The Business address of Van Kampen Asset Management
Company, LLC is 290 South County Farm Road, Third Floor,
Wheaton, IL 60187.  The principal business of Van Kampen
Asset Management Company, LLC is investment and asset management.